July 28, 2015

Mr. Michael Beer, President
Principal Funds, Inc.
Principal Financial Group
Des Moines, IA 50392-2080

Dear Mr. Beer:

Principal Management Corporation intends to purchase the following shares (the “Shares”):

Principal Variable Contracts Funds, Inc. -	Purchase Amount	Shares Purchased
Multi-Asset Income Account - Class 1	$10,000	1,000
Multi-Asset Income Account - Class 2	$10,000	1,000

Each share of the Multi-Asset Income Account has a par value of $0.01 and a price of $10.00 per share. In connection with such purchase, Principal Management Corporation represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute, or redeem.

PRINCIPAL MANAGEMENT CORPORATION

BY __/s/ Adam U. Shaikh__ _____
Adam U. Shaikh
Counsel